**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated May 04, 2016

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release - **ANGLOGOLD ASHANTI LIMITED- RESULTS OF THE 72nd ANNUAL GENERAL MEETING OF SHAREHOLDERS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

4 May 2016

NEWS RELEASE

RESULTS OF THE 72nd ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the Company held on Wednesday, 4 May 2016 ("Annual General Meeting"), save for the withdrawal of ordinary resolution 5, all the ordinary and special resolutions, as set out in the notice of Annual General Meeting forming part of the 2015 Notice of Annual General Meeting and summarised financial information for the year ended 31 December 2015, were passed by the requisite majority of votes of shareholders present in person or represented by proxy.

The total number of shares voted in person or by proxy at the Annual General Meeting was 322 061 712 shares representing 79% of AngloGold Ashanti's issued share capital as at Thursday, 22 April 2016, being the Voting Record Date.

The voting results were as follows:

1. **Ordinary resolution 1 -** Re-election of directors

	Total shares voted				Shares abstained
Directors	For (%)	Against (%)	Number	%[1]	%[1]
1.1 Mr R Gasant	99.88	0.12	321,623,134	78.90	0.11
1.2 Mr MJ Kirkwood	99.90	0.10	321,621,659	78.90	0.11
1.3 Mr S Venkatakrishnan	99.90	0.10	321,990,011	78.99	0.02
1.4 Mr D Hodgson	99.47	0.53	321,621,198	78.90	0.11

2. **Ordinary resolution 2 -** Reappointment of Ernst & Young Inc. as auditors of the Company

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.84	0.16	321,868,550	78.96	0.05

3. **Ordinary resolution 3** - Re-election of Audit and Risk Committee members

Members	For (%)	Against (%)	Number	%[1]	Shares abstained %[1]
		Total shares voted			
3.1 Mr R Gasant	99.93	0.07	321,617,968	78.90	0.11
3.2 Prof LW Nkuhlu	99.90	0.10	321,617,918	78.90	0.11
3.3 Mr MJ Kirkwood	99.94	0.06	321,619,840	78.90	0.11
3.4 Mr RJ Ruston	99.91	0.09	321,621,585	78.90	0.11
3.5 Mr A Garner	99.97	0.03	321,619,145	78.90	0.11
3.6 Ms M Richter	99.97	0.03	321,619,145	78.90	0.11

4. **Ordinary resolution 4** - General authority to directors to allot and issue ordinary shares

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
95.53	4.47	319,299,422	78.33	0.68

5. **Ordinary resolution 5 -** Proposed amendments to the Share Incentive Schemes, including but not limited to the AngloGold Ashanti Long Term Incentive Plan 2005 (LTIP) and the AngloGold Ashanti Bonus Share Plan 2005 (BSP) (collectively, the "Share Incentive Schemes") to increase the aggregate limit of the number of AngloGold Ashanti ordinary shares to be utilised for purposes of the Share Incentive Schemes

In light of the redesign of incentive structures discussed in the 2015 remuneration report, the Board has decided on a transitional approach, within the framework of the current scheme, to address outstanding incentive obligations. Any new incentive scheme that involves shares will be submitted to shareholders for approval, when finalised. The Board of the Company, therefore, withdrew ordinary resolution 5 from the business to be considered and voted upon by the shareholders.

6. **Ordinary resolution 6 -** Proposed amendments to the Share Incentive Schemes

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.74	0.26	318,914,783	78.23	0.77

7. **Ordinary resolution 7 -** Non-binding advisory endorsement of the AngloGold Ashanti remuneration policy

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
87.17	12.83	320,837,194	78.71	0.30

8. **Special resolution 1 -** Remuneration of non-executive directors

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
91.24	8.76	321,566,256	78.88	0.12

9. **Special resolution 2 -** General authority to directors to issue for cash, those ordinary shares which the directors are authorised to allot and issue in terms of ordinary resolution 4

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
96.20	3.80	319,284,000	78.32	0.68

10. **Special resolution 3 -** General authority to acquire the Company's own shares

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.97	0.03	319,174,853	78.30	0.71

11. **Special resolution 4 -** General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.85	0.15	319,247,109	78.32	0.69

12. **Special resolution 5 -** The creation of C redeemable preference shares of no par value

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.26	0.74	318,898,398	78.23	0.78

13. **Special resolution 6 -** Amendment of the Company's Memorandum of Incorporation

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.86	0.14	318,891,642	78.23	0.78

Special resolution 6 will be filed with the Companies and Intellectual Property Commission in accordance with the requirements of the Companies Act, No. 71 of 2008.

14. **Ordinary resolution 8 -** Directors' authority to implement special and ordinary resolutions

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.80	0.20	318,900,694	78.23	0.78

[1] Expressed as a percentage of 407 641 195 AngloGold Ashanti ordinary shares in issue as at Thursday, 22 April 2016, being the Voting Record Date.

ENDS

4 May 2016
Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

<u>Contacts</u>

<u>*Media*</u>

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Chris Nthite	+27-83-301-2481	cnthite@anglogoldashanti.com

<u>*Investors*</u>

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
Sabrina Brockman	+1 212 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 04, 2016

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance